Square 1 Financial, Inc.

406 Blackwell Street, Suite 240

Durham, North Carolina 27701

March 25, 2014

VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Square 1 Financial, Inc.

Registration Statement on Form S-1, as amended (File No. 333-193197)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Square 1 Financial, Inc. (the “Registrant”) hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 3:00 p.m., Eastern Time, on Wednesday, March 26, 2014, or as soon thereafter as practicable.

In connection with this request, the Registrant hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Square 1 Financial, Inc.

By:	/s/ Leah Webb
Name:	Leah Webb
Title:	Senior Vice President, Director of Legal

cc: Michael R. Clampitt, Securities and Exchange Commission